-------------------------
   FORM 4
__ Check this box if no
   longer subject to
   Section 16. Form 4
   or Form 5 obligations
   may continue. See
   Instruction 1(b).

-------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940.

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
--------------------------------------------------- ------------------------------------------------------ -------------------------
1.  Name and Address of        2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to Issuer
    Reporting Person*                                                                             (Check all applicable)
                                                                            __ Director                  |X}  10% Owner
                                                                            __  Officer (give title below)  __ Other (specify below)
Exeter Associates Limited          Solo Serve Corporation
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(Last)        (First)   (Middle)               3. IRS or Social        4. Statement for    7. Individual or Joint/Group Reporting
                                                  Security Number of      Month/Year                 (check applicable line)
                                                  Reporting Person                         _X_ Form Filed by One Reporting Person
                                                  (Voluntary)             March 1998       __ Form Filed by More than One Reporting
                                                                                              Person
P.O. Box HM 666, Clarendon House, Church Street
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                  (Street)                                             5. If Amendment,
                                                                          Date of Original
                                                                          (Month/Year)

Hamilton HM CX  Bermuda
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(City)         (State)       (Zip)         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------ ------------- ----------------- ---------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3 and 4)  (Instr. 4)
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                                         Code   V          Amount  (A) or (D)  Price
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Common Stock, par            5/2/92       S(2)           1,390,000    D(2)    $11.16 per                   I(1)               (1)
value $.01 per share                                                           share
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Common Stock, par            7/18/95      J(3)           1,255,000    D(3)    1-for-2                      I(1)               (1)
value $.01 per share
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Common Stock, par            10/2/97       S             1,255,000     D      $0.10 per        0           I(1)               (1)
value $.01 per share                                                           share
                                                                               (4)
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*  If the Form is filed by more than one Reporting Person see instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities owned directly or indirectly.

FORM 4 (continued)                  Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                             (e.g., puts, calls, warrants, options, convertible securities)



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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/     8)       or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          Lying         rity     rities      Security
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties           5)      cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)                at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Month        4)
                                                                                                  (Instr.
                                                                                                   4)
                                    --------------------------------------------------
                                    Code V    (A)      (D) Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
                                   ---------------------------------------------------
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Series A      1-for-1     7/18/95     P     1,388,889      Immed.   None  Com-  1,388,889  $1.80                I(1)          (1)
Convertible                                                               mon               per
Preferred                                                                 Stock,            share
Stock                                                                     par
                                                                          value
                                                                          $0.01
                                                                          per share
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Series A      1-for-1     3/17/98     S              709,686              Com-    709,686  $0.10     679,205    I(1)          (1)
Convertible                                                               mon               per
Preferred                                                                 Stock,            share
Stock                                                                     par               (5)
                                                                          value
                                                                          $0.01
                                                                          per share
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Explanation of Responses:

(1) - All securities covered by this statement are owned directly by General Atlantic Corporation ("GAC").  The reporting person owns, indirectly, all of the voting securities of GAC.  The reporting person states that this filing on Form 4 shall not be deemed an admission that it is, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any of the securities covered by this statement.
(2) - GAC sold 1,390,000 shares of Common Stock to the underwriters of Solo Serve Corporation's initial public offering on May 2,
1992.
(3) - Solo Serve Corporation Common Stock reverse split 1-for-2 on July 18, 1995, resulting in a decrease in the number of shares held by 1,255,000.
(4) - The purchase price was paid by a non-recourse promissory note of the purchaser to GAC, payable in five equal annual installments of principal with interest at the fixed rate of 7%.
(5) - The purchase price was paid by non-recourse promissory notes from the purchasers to GAC, payable in five equal annual installments of principal with interest at a fixed rate of 7%, secured by a pledge of the securities sold.

** Intentional misstatements or omissions of               /s/ Exeter Associates Limited                        April 9, 1998
   facts constitute Federal Criminal               --------------------------------------------       ------------------------------
   Violations                                            ** Signature of Reporting Person                         Date
   See 18 U.S.C. and 15 U.S.C. 78ff(a).
                                                         By: /s/ Sarah J. Cooke
                                                            -----------------------------
                                                            Name:  Sarah J. Cooke
                                                            Title: Secretary

Note:    File three copies of this Form, one
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         If space provided is insufficient,
         see Instruction 6 for procedure.

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